SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:	August, 2009	Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                             No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: August 13, 2009	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

Hartland Paterson Vice President, Legal, General Counsel and Corporate Secretary Tel: (514) 734-5779 Fax (514) 340-5530 hartland.paterson@cae.com

August 13, 2009

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers
Saskatchewan Securities Commission

Re:	CAE Inc.
Reporting of Voting Results pursuant to section 11.3 of National Instrument
51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of CAE Inc. on August 12, 2009 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Results

1.	Election of Directors	The nominees proposed by management were elected by a majority of shareholders on a show of hands. Proxies were received on this matter as indicated in Schedule “A” attached hereto.

2.	Appointment of PricewaterhouseCoopers LLP as the Corporation’s auditors	PricewaterhouseCoopers LLP were appointed as the Corporation’s auditors by a majority of shareholders on a show of hands. 98.18% of the proxies received on this matter were voted FOR the appointment and 1.82%% of the votes were WITHHELD.

3.	Resolution to renew the shareholder protection rights plan agreement	The Resolution was approved by a majority of shareholders on a ballot. 94.29% voted FOR the resolution and 5.71% of the votes were AGAINST.

4.	Resolution to approve the amended and restated general by-law of the Corporation enacted by the Board of Directors on May 14, 2009	The Resolution was approved by a majority of shareholders on a show of hands. 99.71% of the proxies received on this matter were voted FOR the resolution and 0.29% of the votes were AGAINST.

Sincerely, /s/ Hartland Paterson

Hartland Paterson

Vice President, Legal, General Counsel and Corporate Secretary

cc: U.S. Securities and Exchange Commission

CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6

	SCHEDULE “A”

ELECTION OF DIRECTORS
Name of Nominee	Percentage of Votes For	Percentage of Votes Withheld
Lynton R. Wilson	98.51%	1.49%
Robert E. Brown	99.00%	1.00%
Marc Parent	98.63%	1.37%
Brian E. Barents	97.26%	2.74%
John A. (Ian) Craig	99.21%	0.79%
H. Garfield Emerson	98.10%	1.90%
Anthony S. Fell	99.16%	0.84%
Paul Gagné	94.94%	5.06%
James F. Hankinson	98.35%	1.65%
E. Randolph (Randy) Jayne II	97.24%	2.76%
Robert Lacroix	99.20%	0.80%
John Manley	96.01%	3.99%
Peter J. Schoomaker	99.17%	0.83%
Katharine B. Stevenson	99.12%	0.88%
Lawrence N. Stevenson	98.61%	1.39%